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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 11-K


                  [X] ANNUAL REPORT PURSUANT TO SECTION 15 (D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                     FOR THE FISCAL YEAR ENDED JUNE 30, 2001
                                       OR
                [ ] TRANSITION REPORT PURSUANT TO SECTION 15 (D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


              TXU DEFERRED COMPENSATION PLAN FOR OUTSIDE DIRECTORS

                           Commission File No. 1-12833


                                    TXU CORP.


               Energy Plaza, 1601 Bryan, Dallas, Texas 75201-3411


           (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)


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


                                TABLE OF CONTENTS


                                                                            PAGE
                                                                            ----

FINANCIAL STATEMENTS

     The following statements are furnished for the Plan:

       Statements of Financial Condition at June 30, 2001 and 2000............3

       Statements of Operations and Changes in Plan Equity for the
         years ended June 30, 2001, 2000 and 1999.............................4

       Notes to Financial Statements..........................................5

       Schedules I, II and III have been omitted because the required information is shown in the financial statements or notes, or the information is not applicable to this Plan.


INDEPENDENT AUDITORS' REPORT..................................................8

PLAN ADMINISTRATOR'S SIGNATURE................................................9

EXHIBIT

     The following exhibit is filed herewith:

       Independent Auditors' Consent.........................................10

              TXU DEFERRED COMPENSATION PLAN FOR OUTSIDE DIRECTORS

                        STATEMENTS OF FINANCIAL CONDITION

                                                                     June 30,
                                                              ----------------------
                                                                 2001         2000
ASSETS AND PLAN EQUITY                                           ----         ----
Investment in Securities of Participating Employer --
  Common stock of TXU Corp.,
  At fair value as determined by quoted market prices
  (Historical cost: 2001 -- $1,797,064; 2000 -- $1,524,430)
  (Note 4)..................................................  $2,313,047  $1,177,136

Dividends receivable........................................      28,799      23,942

Interest receivable.........................................          14          11

Cash and cash equivalents...................................       3,858       2,096
                                                              ----------  ----------
     Total Assets and Plan Equity...........................  $2,345,718  $1,203,185
                                                              ==========  ==========


See accompanying Notes to Financial Statements.

              TXU DEFERRED COMPENSATION PLAN FOR OUTSIDE DIRECTORS

               STATEMENTS OF OPERATIONS AND CHANGES IN PLAN EQUITY

                                                              For the Year Ended June 30,
                                                          ----------------------------------
                                                              2001       2000         1999
                                                              ----       ----         ----
Additions (deductions):
  Net investment income:
    Dividends on common stock of TXU Corp...............  $  113,790  $   92,257  $   73,547
    Interest............................................       1,337         881       1,097
                                                          ----------  ----------  ----------
      Net investment income.............................     115,127      93,138      74,644
                                                          ----------  ----------  ----------

  Appreciation (depreciation) of investments (Note 4)...     867,153    (462,099)     14,506
                                                          ----------  ----------  ----------

  Contributions and deposits (Note 5):
    Participating directors' compensation deferrals.....     243,000     202,500     225,000
    Company matching....................................     243,000     202,500     225,000
                                                          ----------  ----------  ----------
      Total contributions and deposits..................     486,000     405,000     450,000
                                                          ----------  ----------  ----------

        Total additions.................................   1,468,280      36,039     539,150
                                                          ----------  ----------  ----------
  Distributions and reversions:
    Distributions to participants.......................     300,198     173,584     533,993
    Fees to plan sponsor................................          10           -          20
    Reversions..........................................      25,539           -      34,015
                                                          ----------  ----------  ----------
        Total distribtuions and reversions..............     325,747     173,584     568,028
                                                          ----------  ----------  ----------

      Net additions (deductions)........................   1,142,533    (137,545)    (28,878)

Plan Equity, Beginning of Year..........................   1,203,185   1,340,730   1,369,608
                                                          ----------  ----------  ----------

Plan Equity, End of Year................................  $2,345,718  $1,203,185  $1,340,730
                                                          ==========  ==========  ==========


See accompanying Notes to Financial Statements.

              TXU DEFERRED COMPENSATION PLAN FOR OUTSIDE DIRECTORS

                          NOTES TO FINANCIAL STATEMENTS

1.   Name Change -- In May 2000, Texas Utilities Company (TXU or the Company)
     -----------
     changed its corporate name to TXU Corp. In connection with that change, the Deferred Compensation Plan for Outside Directors of Texas Utilities Company was changed to the TXU Deferred Compensation Plan for Outside Directors.

2.   Plan Description -- The TXU Deferred Compensation Plan for Outside
     ----------------
     Directors (Plan) was approved and authorized by the Board of Directors of the Company on May 19, 1995, effective July 1, 1995. Members of the Board of Directors of the Company who are not current or former officers or employees of the Company or any of its subsidiaries (Outside Directors) are eligible to participate in the Plan. The Plan allows Outside Directors of the Company to defer a percentage of their compensation, which is defined as the annual Board retainer. The Company will make a matching award equal to 100% of such deferred compensation. The maturity period, elected by the participants, is not fewer than 3 years and not more than 10 years. In the event a participant's service is terminated because of death or disability, all amounts in the participant's account shall mature upon such termination. If the participant terminates service prior to the end of a Plan Year, the deferred amount, the Company match and the dividend equivalent credits will result in a reversion of the account balance as of the termination date. The forfeited amount shall revert to the Company (as Plan Sponsor). In the event a participant's termination results for reasons other than death or disability all mounts credited to an account, except as provided in the event of a participant's termination prior to the end of a Plan Year, shall mature at the end of the applicable maturity period.

     The number of participants at both June 30, 2001 and 2000 was 7.

3.   Summary of Significant Accounting Policies:
     ------------------------------------------

     Basis of Accounting -- The financial statements of the Plan are prepared
     -------------------
     under the accrual method of accounting.

     Use of Estimates -- The preparation of financial statements requires the
     ----------------
     use of significant estimates and assumptions by management. The Plan's investment in TXU common stock is subject to various risks, such as interest rate, credit and overall market volatility. Therefore, it is reasonably possible that changes in the value of the common stock will occur in the near term and that such changes could materially affect the amounts reported in the statement of financial condition. Actual results could differ from those estimates.

     Distributions to Participants -- Distributions to participants are recorded
     -----------------------------
     when paid.

     Expenses -- All costs and expenses of the Plan and its administration,
     --------
     except expenses incurred in the acquisition or disposition of investments, are paid by the Company (Plan Sponsor).

4.   Plan Investments -- The cost, fair value and appreciation (depreciation) of
     ----------------
     investments at and for the years ended June 30, 2001, 2000 and 1999 follow:

                                                  Per Share  Number of  Historical     Fair       Appreciation
                                                    Value      Shares      Cost        Value     (Depreciation)
                                                  ---------  ---------  -----------  ----------  --------------
     Common Stock of TXU Corp. - June 30, 2001.... $ 48.19   47,999(a)  $ 1,797,064  $2,313,047   $  867,153
     Common Stock of TXU Corp. - June 30, 2000....   29.50   39,904(b)  $ 1,524,430  $1,177,136   $ (462,099)
     Common Stock of TXU Corp. - June 30, 1999....   41.44   31,884(c)  $ 1,206,365  $1,321,183   $   14,506

     -------------------
     (a)Represents 0.0186% of the outstanding shares of common stock of TXU Corp. (257,384,322 at June 30, 2001).

     (b)Represents 0.0151% of the outstanding shares of common stock of TXU Corp. (264,078,369 at June 30, 2000).

     (c)Represents 0.0114% of the outstanding shares of common stock of TXU Corp. (280,875,819 at June 30, 1999).

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              TXU DEFERRED COMPENSATION PLAN FOR OUTSIDE DIRECTORS

                          NOTES TO FINANCIAL STATEMENTS

     The investment in the Company's common stock (stated in terms of performance units for each participant) is stated at fair value based upon the last reported sale price on recognized exchanges on the last business day of the Plan Year. The cost basis of plan investments is determined on an average cost basis.

5.   Plan Contributions -- Contributions by the Company and participants'
     ------------------
     compensation deferrals for the years ended June 30, 2001, 2000 and 1999 follow:

                             Participating
                               Directors'
                              Compensation   Contributions       Total
                               Deferrals       By Company    Contributions
                               ---------       ----------    -------------

     June 30, 2001...........  $243,000         $243,000       $486,000
     June 30, 2000...........  $202,500         $202,500       $405,000
     June 30, 1999...........  $225,000         $225,000       $450,000

6.   Distributions Payable -- For amounts maturing on June 30, 2001,
     ---------------------
     distributions were made for Director deferrals and matching awards in the amount of $454,419, attributable to Plan Years ended June 30, 1998 and 1999. Termination from service, prior to the end of the Plan Year, resulted in net reversions for the Plan in the amount of $25,539.

     For amounts maturing on June 30, 2000, distributions were made on July 20, 2000 for Director deferrals and matching awards in the amount of $300,198 for the Plan Years ended June 30, 1996, 1997 and 1998.

     For amounts maturing on June 30, 1999, distributions were made on July 20, 1999 for Director deferrals and matching awards in the amount of $173,584, attributable to the Plan Year ended June 30, 1997.

7.   Federal Income Taxes -- It is intended, and the Company has been advised,
     --------------------
     that: the Plan does not meet the requirements of a tax-qualified plan under
     Section 401(a) of the Internal Revenue Code; the Trust established thereunder is not exempt from federal income taxes under Section 501(a); and the Company will be provided a corresponding federal income tax deduction for the amount of income recognized by the participant by reason of distributions under the Plan.

     Based on the Internal Revenue Code and regulations promulgated thereunder:

     (a) A participant's elective deferrals under the Plan, matching awards, incentive awards, and any dividends, interest or other income thereon will not be subject to federal income tax until the year such amounts are paid or otherwise made available to the participant.

     (b) Elective deferrals under the Plan are not deductible by the participant on his or her federal income tax return, since elective deferrals are not includable in the participant's income until paid or otherwise made available to the participant.

     (c) Amounts distributed under the Plan will be taxable as ordinary income to the participant in the year of such distribution.

              TXU DEFERRED COMPENSATION PLAN FOR OUTSIDE DIRECTORS

                          NOTES TO FINANCIAL STATEMENTS

8.   Amendment or Termination -- The Company's Board of Directors may amend,
     ------------------------
     terminate, or suspend the Plan at any time. An amendment or modification of the Plan may affect active participants as well as future participants, but no amendment or modification of the Plan for any reason may diminish any participant's account as of the effective date thereof. Upon termination of the Plan, the deferred amount, matching award, and dividend equivalent credits will be recomputed as of the date of termination.

INDEPENDENT AUDITORS' REPORT

Organization and Compensation Committee,
  TXU Deferred Compensation Plan for Outside Directors:

We have audited the statements of financial condition of the TXU Deferred Compensation Plan for Outside Directors (the "Plan") as of June 30, 2001 and 2000, and the related statements of operations and changes in plan equity for each of the three years in the period ended June 30, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial condition of the Plan at June 30, 2001 and 2000, and the results of its operations and changes in plan equity for each of the three years in the period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States of America.



/s/DELOITTE & TOUCHE LLP
Dallas, Texas
August 17, 2001

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Organization and Compensation Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                            TXU DEFERRED COMPENSATION PLAN FOR OUTSIDE DIRECTORS


                                        By   /s/  Peter B. Tinkham
                                          -------------------------------------
                                                 Plan Administrator
                                        Organization and Compensation Committee

September 27, 2001


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